Exhibit 99.1

Medicure Announces that the Shortened AGGRASTAT® Versus INTEGRILIN® in Percutaneous Coronary Intervention (SAVI-PCI) Study has Met its Primary Endpoint

WINNIPEG, MB, Nov. 4, 2021 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV: MPH) (OTC: MCUJF), a cardiovascular pharmaceutical company, is pleased to announce the results from the SAVI-PCI clinical trial demonstrating that the use of short infusion AGGRASTAT® (tirofiban hydrochloride) injection was non-inferior to label-dosing INTEGRILIN® (eptifibatide) or long-infusion AGGRASTAT® in a primary endpoint of combined efficacy and major bleeding.

SAVI-PCI was a randomized, multicenter, open-label study enrolling 535 patients at 13 sites in the United States comparing a bolus plus short (1 – 2 hour) infusion AGGRASTAT® to label-dosing (double-bolus plus 12 – 18 hour infusion) INTEGRILIN®. A third arm of bolus plus long (12 – 18 hour) infusion AGGRASTAT® was later added to the study. The primary endpoint was the non-inferiority (margin 19.1%) of a composite of death, periprocedural myonecrosis (PPM), urgent target vessel revascularization (uTVR) or in-hospital, non-CABG related REPLACE-2 defined major bleeding within 48 hours following PCI or hospital discharge, whichever came first (NCT01522417). This study was sponsored by Medicure.

The study showed that short infusion AGGRASTAT® was non-inferior to both label-dosing INTEGRILIN® (34.2% vs 30.9%, Risk Difference = 0.0323, 95% CI [-0.0599 – 0.1245]) and long-infusion AGGRASTAT® (34.2% vs 39.0%, Risk Difference = -0.0487, 95% CI [-0.1569 – 0.0595]) with respect to the primary endpoint. The primary endpoint was driven by the occurrence of PPM, defined as a troponin value ≥ 3 times the upper limit of normal when compared to baseline. There was only a single death in the study (INTEGRILIN® arm) and 2 uTVR events (1 in each of the short and long AGGRASTAT® arms, respectively). There was no significant difference in REPLACE-2 major bleeding events between the short infusion AGGRASTAT® or label-dosing INTEGRILIN® arms (0 vs 0.5%, p = 0.2457); however, there was a significant reduction when compared to the long AGGRASTAT® arm (0 vs 3.2%, p = 0.0093).

"We are very pleased to announce that the SAVI-PCI study met its primary endpoint, demonstrating the non-inferiority of a bolus plus short-infusion of AGGRASTAT® when compared to longer infusion regimens. We believe that these results reflect the contemporary use of AGGRASTAT® in the United States and are pleased to provide clinical evidence for its use", said Albert Friesen, PhD, CEO of Medicure. When asked for comment on behalf of the executive steering committee, Dr. Jorge Saucedo, lead author of the manuscript and Division Chief of Cardiovascular Medicine at the Medical College of Wisconsin, stated that "We're pleased that SAVI-PCI has reached its final completion. This data represents the first randomized clinical trial comparing tirofiban with long infusion glycoprotein IIb/IIIa inhibitors and demonstrates that a short infusion strategy may mitigate some of the bleeding risks associated with longer infusions, while still providing a high level of ischemic protection."

The key results were shared today at the Transcatheter Cardiovascular Therapeutics (TCT) Annual Meeting. Additionally, the manuscript has been submitted for publication and is currently under scientific peer review.

AGGRASTAT® (tirofiban hydrochloride) injection is a non-peptide antagonist of the platelet glycoprotein (GP) IIb/IIIa receptor and inhibits the final common pathway in platelet aggregation. AGGRASTAT® is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).1

About Aggrastat
Aggrastat is an IV antiplatelet medication indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS). Aggrastat is currently the most widely used GP IIb/IIIa inhibitor in the U.S. and has several administration benefits including room temperature storage, a 3-year shelf life and is available in pre-mixed formats. Please refer to the IMPORTANT SAFETY INFORMATION below.

About Medicure Inc.
Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug, Inc. ("Marley"), a pharmacy located in North Carolina that offers an Extended Supply mail order drug program serving all 50 US states, Washington D.C. and Puerto Rico. Marley Drug™ is committed to improving the health status of its patients and the communities they serve while reducing overall health care costs for employers and other health care consumers. For more information visit www.marleydrug.com. To learn more about The Extended Supply Generic Drug Program call 800.286.6781 or email info@marleydrug.com. For more information on Medicure please visit www.medicure.com. For additional information about AGGRASTAT®, refer to the full Prescribing Information. For additional information about ZYPITAMAG®, refer to the full Prescribing Information.

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

Important Safety Information for AGGRASTAT® (tirofiban hydrochloride)

Indications and Usage
AGGRASTAT is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

Dosage and Administration
Administer intravenously 25 mcg/kg within 5 minutes and then 0.15 mcg/kg/min for up to 18 hours. In patients with creatinine clearance ≤60 mL/min, give 25 mcg/kg within 5 minutes and then 0.075 mcg/kg/min.

Contraindications
Known hypersensitivity to any component of AGGRASTAT, history of thrombocytopenia with prior exposure to Aggrastat, active internal bleeding, or history of bleeding diathesis, major surgical procedure or severe physical trauma within previous month.

Warnings and Precautions
AGGRASTAT can cause serious bleeding. Most bleeding associated with AGGRASTAT occurs at the arterial access site for cardiac catheterization. Minimize the use of traumatic or potentially traumatic procedures such as arterial and venous punctures, intramuscular injections, nasotracheal intubation, etc. Concomitant use of fibrinolytics, anticoagulants and antiplatelet drugs increases the risk of bleeding. If bleeding cannot be controlled, discontinue AGGRASTAT.
Thrombocytopenia: Discontinue AGGRASTAT and heparin.

Adverse Reactions
Bleeding is the most commonly reported adverse reaction.

For more information on AGGRASTAT, please refer to Full Prescribing Information available at www.aggrastatHDB.com.

To be added to Medicure's e-mail list, please visit: medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2018.

AGGRASTAT® (tirofiban hydrochloride) is a registered trademark of Medicure International Inc.

References

1AGGRASTAT® (tirofiban hydrochloride) injection prescribing information:
www.accessdata.fda.gov/drugsatfda_docs/label/2013/020912s019s020lbl.pdf

View original content:https://www.prnewswire.com/news-releases/medicure-announces-that-the-shortened-aggrastat-versus-integrilin-in-percutaneous-coronary-intervention-savi-pci-study-has-met-its-primary-endpoint-301416972.html

SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2021/04/c2941.html

%CIK: 0001133519

For further information: Kyle Brown, Senior Medical Affairs Manager, Tel. 204-880-3735, Fax 204-488-9823, E-mail: medical.information@medicure.com; info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 17:00e 04-NOV-21